Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Prospectus of Public Storage, Inc. (included in the Registration Statements on Form S-3 (Nos. 333-115660 and 333-101425)) for the registration of shares of its common stock, its preferred stock, its equity stock, its depositary shares, warrants for the purchase of its common stock, preferred stock and equity stock and debt securities and to the incorporation by reference therein of our report dated February 20, 2004 with respect to the consolidated financial statements and schedule of Public Storage, Inc. included in the Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Los Angeles, California

June 1, 2004